Exhibit 99.1

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF XTRA-GOLD RESOURCES CORP. (the “Issuer”)
June 4, 2013

REPORT OF VOTING RESULTS
(National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3)

TO:	The Securities Regulatory Authorities of Alberta, British Columbia and Ontario

This report sets forth the matters voted upon and the outcome of the votes at the Annual General Meeting (the “Meeting”) of the shareholders of common shares (the “Shares”) of the Issuer held on June 4, 2013 in Toronto, Ontario. Each of the matters summarized below is described in greater detail in the Issuer’s management information circular dated April 19, 2013 (the “Circular”). An aggregate of 23,047,984 Shares or approximately 49.52% of the Issuer’s issued and outstanding Shares were represented at the Meeting.

MATTER VOTED UPON	VOTED FOR	VOTED AGAINST	WITHHELD
1. appointment of Davidson & Company LLP as auditors for 2013 and authorization for the Audit Committee to fix their remuneration (1)	21,615,322 % Voted (2): 99.27%	N/A	158,096 % Withheld (2): 0.73%
2. election of Paul Zyla as a director (1)	18,000,412 % Voted (2): 99.80%	N/A	35,915 % Withheld (2): 0.20%
2. election of Richard W. Grayston as a director (1)	17,961,012 % Voted (2): 99.56%	N/A	75,315 % Withheld (2): 0.42%
2. election of Peter Minuk as a director (1)	17,980,012 % Voted (2): 99.69%	N/A	56,315 % Withheld (2): 0.31%
2. election of Robert J. Casaceli as a director (1)	17,981,012 % Voted (2): 99.69%	N/A	55,315 % Withheld (2): 0.31%
2. election of James Schweitzer as a director (1)	17,991,012 % Voted (2): 99.75%	N/A	45,315 % Withheld (2): 0.25%

(1)	Approved on a show of hands by more than a majority of the votes cast by the Shareholders at the Meeting.
(2)	Percentage based on the number of Shares represented and voted at the Meeting.

XTRA-GOLD RESOURCES CORP.

s/s Paul Zyla
Paul Zyla
President and Chief Executive Officer